Scott E. Bartel 633 West 5th Street, Suite 4000 Los Angeles, California 90071 Scott.Bartel@lewisbrisbois.com Direct: 213.358.6174

December 16, 2021

Ms. Nudrat Salik

Ms. Vanessa Robertson

Ms. Jessica Ansart

Ms. Christine Westbrook

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Allarity Therapeutics, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed August 20, 2021

File No. 333-259484

Ladies and Gentleman:

On behalf of our client, Allarity Therapeutics, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of Securities and Exchange Commission’s (“SEC’s”) by letter dated December 16, 2021, (the “Comment Letter”) with respect to Amendment No. 2 and Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed with the Commission on
December 6, 2021 and December 15, 2021, respectively (the “Registration Statement”).

For the Staff’s convenience, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have restated in italicized type, followed by the Company’s response.

ARIZONA • CALIFORNIA • COLORADO • CONNECTICUT • FLORIDA • GEORGIA • ILLINOIS • INDIANA • KANSAS • KENTUCKY LOUISIANA • MARYLAND • MASSACHUSETTS • MINNESOTA • MISSOURI • NEVADA • NEW JERSEY • NEW MEXICO • NEW YORK NORTH CAROLINA • OHIO • OREGON • PENNSYLVANIA • RHODE ISLAND • TEXAS • UTAH • VIRGINIA • WASHINGTON • WEST VIRGINIA

Securities and Exchange Commission

December 16, 2021

Amendment No. 2 to Registration Statement on Form S-1

Business

Out-License Agreement with SMERUD, page 172

1. We note your disclosure here and on page 89 that Smerud must obtain funding for the clinical trials by December 31, 2021. We also note, however, that you state elsewhere, including on pages 91, 148 and 159 that Smerud must obtain funding for the clinical trials by October, 2021. Please revise to reconcile your disclosure or advise.

Additionally, please revise your disclosure on pages 169 and 172 with respect to your agreements with Eisai and Smerud to reference the most recent amendments you have made to these agreements in August 2021 and October 2021, respectively, which are also included as Exhibits 10.12 and 10.13.

The Company has corrected the reference to October 2021 to correctly refer to December 31, 2021, on pages 91,148 and 159 of the prospectus.

The Company has also added references to the recent amendments with Eisai and Smerud to pages 169 and 172 of the prospectus reflecting the same disclosure included in the Company’s recent Form S-4 which was declared effective by the Commission on November 5, 2021.

As discussed with the Staff on the phone today, we are also filing today the Company’s request for acceleration for Monday, December 20, 2021, at 1:00 pm Eastern time, or as soon thereafter as possible.

Please contact me at (213) 358-6174 or my partner Daniel B. Eng at (415) 262-8508 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

LEWIS BRISBOIS BISGAARD & SMITH llp

/s/ Scott E. Bartel
Scott E. Bartel
Partner

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com